Schering AG and Avid Radiopharmaceuticals to develop novel approach for early diagnostic imaging of Alzheimer's Disease

Berlin, July 14, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) will collaborate with Avid Radiopharmaceuticals Inc., Philadelphia, PA., to develop novel diagnostic imaging agents for Alzheimer's disease. The current lack of clinical methods for definitive diagnosis remains a significant impediment for the management of Alzheimer's patients, as well as for the development of new therapies for this devastating condition.
The compounds made by Avid directly bind to the amyloid plaques in the brain thought to cause Alzheimer's disease. They can be used with a variety of common, non-invasive imaging technologies such as positron emission tomography (PET) scanning. The potential of this compound class to accumulate preferentially in brain structures of Alzheimer's patients with high amyloid beta load has already been demonstrated in pilot human studies. Under the terms of the agreement, Schering will have the option to assume exclusive rights for the development and commercialization of such compounds for use with PET scanning technology.
"We are committed to driving progress in the growing field of molecular imaging," said Dr. Hans Maier, Head of Global Business Unit Diagnostic Imaging at Schering. "With this novel approach we could be amongst the first to offer a method for early diagnosis of Alzheimer's disease using objective physical measures. We are looking forward to investigating the promise of such innovative agents."
"This collaboration validates our novel approach for early diagnosis of Alzheimer's disease and provides us with additional resources to develop our broad pipeline of molecular imaging pharmaceuticals," said Daniel Skovronsky, M.D., Ph.D., President and C.E.O. of Avid Radiopharmaceuticals. "We are particularly pleased to establish our first product collaboration with Schering AG given their strong commercial presence and track record as a global pioneer in the development of diagnostic imaging agents." Alzheimer's disease affects an estimated 4.5 million people in the United States alone. That number has doubled since 1980 and is expected to exceed 12 million people by 2050 as the U.S. population ages. Worldwide representative epidemiological surveys estimate that 24.3 million people suffer from dementia today with about 4.6 million new cases every year. The number of people affected will double every 20 years to an estimated 81.1 million by 2040. Of these cases 50% to 75 % are associated with Alzheimer disease.

About Schering AG
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

About Avid Radiopharmaceuticals, Inc.
Avid Radiopharmaceuticals, Inc. (Avid RP) is a product-focused molecular imaging company developing novel diagnostic agents to enable early diagnosis, treatment selection and therapeutic monitoring of serious diseases. The company is a pioneer in the development of agents for diagnosis of Alzheimer's disease. Its lead product candidates are being developed to identify amyloid plaques, which are thought to accumulate in the brain for years before the onset of disease. Avid RP's compounds may enable diagnosis of Alzheimer's disease and also allow researchers to better evaluate therapeutic drug candidates for the prevention or reversal of amyloid plaque build-up in the brain. Avid's technology can be used with a variety of imaging technologies such as positron emission tomography
(PET) and single photon computed tomography (SPECT) and is being tested in pilot human studies. For more information, visit www.avidrp.com.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-46819 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Your contacts at Avid Radiopharmaceuticals:

Corporate: Dr. Daniel Skovronsky, T: +1-215-966-6208, skovronsky@avidrp.com Media Relations: Barbara Lindheim, GendeLLindheim BioCom Partners, T: +1-212-918-4650, blindheim@biocompartners.com


Find additional information at: www.schering.de/eng